Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

November 21, 2013

Re: Your variable universal life insurance policy issued by Phoenix Life and Annuity Company

Dear Valued Customer:

Background. As we previously disclosed to you, we have determined that Phoenix Life and Annuity Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, prepared on the basis of Generally Accepted Accounting Principles (“GAAP”), should no longer be relied upon and should be restated because of certain errors in those financial statements.

Separately, in May, 2013 contract owners were mailed the audited financial statements for the year ended December 31, 2012 for the separate account(s) in which their contract values were invested as those financial statements are not affected by the GAAP restatement process for Phoenix Life and Annuity Company (the “Company”).

Updates.

Update of Restatement Timing

As of November 15, 2013, the Company believes the work on its restatement of prior period financial statements prepared in accordance with GAAP is in its final phases, and that its indirect parent, The Phoenix Companies, Inc., is preparing its corrective and delayed filings with the Securities and Exchange Commission. Once the timetable for the parent company filings is established, the Company expects to provide a further update on the restatement.

Update regarding 2012 Annual STAT Financial Statements; Reliance on Statutory Financial Results

The Company previously reported that the completion of its audited financial statements for the year ended December 31, 2012 prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) would be delayed because they are dependent on substantial completion of the restatement of prior period GAAP financial statements for both the Company and its indirect parent, The Phoenix Companies, Inc., the evaluation of the control environment related to the STAT and GAAP financial statements and the related audit processes, and that the situation remains fluid as additional issues are identified and resolved. The Company has received extensions from the Connecticut Insurance Department, its domiciliary state insurance regulator, for filing its 2012 audited STAT financial statements and intends to seek further extensions as required.

Unaudited STAT financial results for the third quarter of 2012, full year 2012, and first, second and third quarters of 2013 were filed on time with state insurance regulators and are posted on our website at www.phoenixwm.com* under “Investor Relations.”

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

NovNotice2013-PLAC

The Company advises that its full year 2012 and first, second and third quarter 2013 unaudited STAT results filed with its domiciliary state insurance regulator can continue to be relied upon, but that situation can change. The Company notes that there are errors arising from the restatement process and the STAT and GAAP audits that have been identified, some of which have been quantified while others have not yet been fully assessed and quantified. These errors, along with additional errors that may be identified, could, individually or in the aggregate, materially and adversely impact the 2012 and 2013 unaudited STAT financial statements that have been previously made publicly available by the Company. As a result, the 2012 audited annual STAT financial statements, when completed, could materially and adversely vary from the 2012 unaudited annual STAT results.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*Intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

NovNotice2013-PLAC	BPD38931

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